Exhibit 1


                                                              February 22, 1999


Douglas S. Krupp
The Berkshire Group
One Beacon Street, Suite 1550
Boston, MA 02108

Dear Douglas:

         Aptco, LLC, an entity to be formed by you or your affiliates ("The Berkshire Group") and us or our affiliates, intends to make an acquisition proposal to the Board of Directors of "Bruin" with respect to the possible acquisition of Bruin and its subsidiaries, and that, in connection with such proposal, Aptco will be advising the Bruin Board that the equity portion of the purchase price for the acquisition of Bruin and its subsidiaries will be provided by Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), Blackstone Real Estate Acquisitions III L.L.C. ("Blackstone") and The Berkshire Group, or their respective affiliates. We, severally and not jointly, hereby advise you that, subject to the execution of mutually acceptable documentation and satisfaction of the conditions referred to in any proposal letter to be signed by us, we (directly or through our affiliates) are prepared to proceed as your equity partners in connection with such acquisition on the basis set forth in the attached "Summary of Terms."

         By countersigning below, you hereby agree that, subject to the execution of mutually acceptable documentation and satisfaction of the conditions referred to in any proposal letter to be signed by you, you (through your affiliates) are prepared to proceed as our equity partner in connection with such acquisition on the basis set forth in the attached "Summary of Terms."

         The agreements set forth herein will terminate automatically upon the earlier of (i) the date that the Bruin Board definitively rejects Aptco's proposal and (ii) March 31, 1999.

         Notwithstanding anything that may be expressed or implied in this letter, except as may be set forth in the definitive operating agreement of Aptco, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any current or future officer, agent or employee of Whitehall, Blackstone or The Berkshire Group (any of the foregoing, an "Investor"), against any



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current or future general or limited partner or member of any Investor or against any affiliate or assignee of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatever shall attach to, be imposed on or otherwise be incurred by any such current or future officer, agent or employee or any such current or future general or limited partner, member, affiliate or assignee of any of the foregoing, as such for any obligations of any Investor under this letter or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or their creation.

         This letter is solely for the benefit of the signatories hereto and no other person shall obtain any rights hereunder or be entitled to rely or claim reliance upon the terms and conditions hereof or in any documents delivered pursuant hereto. This letter may not be assigned by any of the signatories hereto and no Investor may transfer any of its rights hereunder without the prior written consent of the other two Investors.

         This letter constitutes a general non-binding agreement in principle of the signatories hereto and is not intended to, and does not, create a legally binding commitment, agreement or obligation on the part of any of the signatories hereto. This letter is governed by and shall be construed in accordance with the law of the State of New York applicable to contracts made and performed in that State.


                            [Signatures on next page]




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         This document may be executed in one or more counterparts, each of which shall be considered an original, but all of which taken together shall constitute one and the same document.


                                               Very truly yours,

                                               WHITEHALL STREET REAL ESTATE
                                               LIMITED PARTNERSHIP XI

                                               By:  WH Advisors, L.L.C. XI


                                               By: /s/ Steven Feldman
                                                  -----------------------------


                                               BLACKSTONE REAL ESTATE
                                               ACQUISITIONS III L.L.C.


                                               By: /s/ Thomas J. Saylak
                                                  -----------------------------



Agreed as of the date
set forth above:


/s/ Douglas S. Krupp
------------------------------
Douglas S. Krupp, on behalf of
himself and his affiliates who
will be members of Aptco, LLC



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                                                                        2/22/99


                                SUMMARY OF TERMS


         The following sets forth an outline of discussions concerning a possible joint venture involving Blackstone Real Estate Acquisitions III L.L.C. or one of its affiliates ("Blackstone"), The Berkshire Group ("Berkshire Group") and Whitehall Street Real Estate Limited Partnership XI ("Whitehall" and, together with Blackstone and Berkshire Group, the "Investors").

GENERAL

         Berkshire Group, Blackstone and Whitehall would form a new entity (Aptco) to acquire all the equity securities (including common stock, preferred stock and operating partnership units) of Berkshire Realty Company, Inc. and subsidiaries ("Berkshire"). It is initially envisioned that Aptco would be organized as an LLC. Aptco would focus on the ownership, acquisition, management, renovation and existing development of multifamily properties, primarily value-added/repositioning opportunities.

PRICING

         The price to be offered by Aptco would be unanimously determined by Berkshire Group, Blackstone and Whitehall.

STRUCTURE

         Upon execution of a definitive agreement between Aptco and Berkshire, the Investors would commit to contribute cash, Berkshire common stock and/or operating partnership units to Aptco to fund the acquisition of Berkshire.

         Berkshire Group would contribute to Aptco as common equity all of its stock and operating partnership units (which shall be not less than 5,416,000 shares and units) valued at the bid price, and Blackstone and Whitehall would each provide 50% of the balance of the required equity (initially to be at least $106 million, increasing at the time the bridge financing is refinanced as provided below, but not in excess of $125.5 million each) as preferred equity. Cash equity required in excess of $251 million shall be contributed as provided below. It is expected that some or all of the third party owners of limited partnership interests in BRI OP


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Limited Partnership (the "OP") will exchange their interests in the OP for equity interests in Aptco on the terms set forth in the draft merger agreements to be submitted by Aptco with its bid to Berkshire.

         In the event cash equity in excess of $251 million is required by Aptco, such excess, not to exceed $30 million in the aggregate, would be funded one third each by Blackstone, Whitehall and Berkshire Group. Any such amounts funded by the Investors pursuant to the immediately preceding sentence shall be treated as preferred equity with respect to distribution rights (i.e. shall be pari passu with the other preferred equity held by Blackstone and Whitehall). As an alternative to providing additional equity above $212 million, with the consent of each of the Investors, Aptco may secure subordinated debt upon terms acceptable to each of the Investors. Any Investor not funding its share of any portion of the $30 million of additional required capital calls (described in the first sentence of this paragraph) will be diluted on a 2 for 1 basis (based on book equity).

GOVERNANCE

         Aptco would be governed by a three member Board of Directors (Board). Whitehall, Blackstone and Berkshire Group would each have one seat on the Board. Douglas Krupp (DK) would be Chairman of the Board (as Berkshire Group's designee) and Chief Executive Officer (CEO). Berkshire Group would lose its Board seat in the event that (i) it transfers any portion of its initial ownership interest in Aptco in violation of Aptco's Operating Agreement, (ii) Aptco acquires the interest of Berkshire Group, (iii) DK is removed as CEO for cause (as defined in Annex A), company cause (as defined in Annex A), or if he resigns prior to the fifth anniversary of closing or (iv) upon DK's or Berkshire Group's default of a loan that is secured by a pledge of its interest in Aptco, but only if such loan becomes due, whether as a result of an acceleration or maturity of such loan. Except for those decisions described in this Summary of Terms that require unanimous approval, do not require any Board approval (i.e., can be decided by DK) or can be decided unilaterally by either Blackstone or Whitehall, all decisions (such as all annual budget and business plan approvals, acquisitions of any assets within the parameters set forth on Exhibit 1, etc.) would be approved by a 2 out of 3 vote of the Board. If Aptco is organized as a limited partnership instead of a limited liability company, Whitehall, Blackstone and Berkshire Group would each have the right to have a subsidiary act as a co-general partner of Aptco and the governance provisions would be modified accordingly (e.g., decisions that are described below as requiring a unanimous vote of the Board would instead require unanimous approval of the general partners).

         A unanimous vote of the Board would be required for (i) amending the Operating Agreement of Aptco, (ii) admitting any new members, (iii) capital calls in excess of the $281


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million required above (except that 2 out of 3 Board members may approve capital calls ("Mandatory Capital Calls") for debt service shortfalls, health and safety items, taxes and similar necessary expenditures as long as Berkshire Group's share of such capital calls does not exceed, in the aggregate, $10 million, and any Investor not funding its share of any required capital calls will be diluted on a 2 for 1 basis (based on book equity)), (iv) change in the nature of Aptco's business (e.g., to include mortgage lending), (v) except as set forth in the third paragraph below, any sale of Aptco or sale of all or substantially all of Aptco's assets, in each case prior to 12/31/2002 (i.e., a 2 out of 3 vote will be required to approve a sale of Aptco (and/or its subsidiaries or substantially all of their assets) between 12/31/2002 and the fifth anniversary of closing,
(vi) acquisition of any assets outside of the parameters set forth on Exhibit 1 (i.e., a 2 out of 3 vote will be required to approve acquisitions within such parameters), (vii) changes to the bid from the terms submitted to the Board of Berkshire on this date, the execution of the merger documentation, the acceptance of any closing deliveries and/or the grant of consents or approvals or acceptance or waiver of conditions to Aptco's obligation to close pursuant to the merger documentation and (viii) a disposition of all or a portion of the property known as Berkshire Towers (or of the subsidiary that owns such property) prior to the fifth anniversary of closing, other than in a tax deferred transaction. Any equity funded by the Investors pursuant to a Mandatory Capital Call shall be treated as preferred equity with respect to distribution rights (i.e., shall be pari passu with the other preferred equity of the Investors). None of the Investors shall enter into any separate voting agreement with any other Investor in respect of its interests. In addition, any related-party transaction involving an Investor would require a majority vote of the non-interested Investor designee-directors. In the event any Investor or its controlling persons files a bankruptcy or similar proceeding with respect to Aptco without first obtaining the prior written approval of two of the three Board members, the ownership interest and capital account of such Investor shall be reduced to zero.

         Notwithstanding the general requirement that all financings require the approval of at least two of the three Board members, DK, acting alone, will have the authority to accept a financing from the Federal Home Loan Mortgage Corporation ("Freddie Mac") or another institutional lender provided that (I) the amount of such financing is 75% of the appraised value of the Properties on
Exhibit 2 hereto and in any event at least $650 million (the financing amount to be reduced by 75% of the appraised value of any assets on Exhibit 3 sold at or prior to the closing), (II) such financing is not recourse in any respect to any Investor without its approval, (III) the term of such financing is equal to 7 years with a fixed interest rate at 8.0% per annum or less, (IV) in order to benefit from lower interest rate spreads, the entire financing will be subject to yield maintenance penalties on prepayments until the fifth anniversary of the closing of the financing (i.e., will be prepayable during the first five years only with yield maintenance and thereafter without yield maintenance), (V) the properties subject to such financing will not be cross-collateralized and the loans will not be cross-defaulted and (VI) the other terms are no less


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favorable to Aptco than the terms of the "Conditional Commitment" (dated
November 16, 1998) previously provided to the Investors from Freddie Mac. Financing outside of the foregoing parameters may be authorized by 2 out of the 3 Board members provided (x) the Board will use commercially reasonable efforts to obtain financing on terms as close to possible as the parameters set forth above, (y) any such alternative financing shall be fixed rate or be subject to appropriate hedging arrangements and (z) such financing shall not be recourse in any respect to any Investor without its approval.

         Provided that DK is still acting as chairman and CEO, DK will be authorized without the approval of the Board (i) to carry out business plans approved by the Board, provided that payroll expenses do not exceed 105% of the annual amount of that item on the approved budgets, and all other expenses do not in the aggregate exceed 105% of annual expenses (other than payroll expenses) in the approved budgets, (ii) to sell the 10 Assets in Exhibit 3 for prices that yield Aptco net proceeds (after all transactions costs, taxes and debt prepayment fees and expenses) equal to at least 95% of the amounts set forth in Exhibit 3 (provided that such net proceeds shall not be less than 97.5% of all such amounts in the aggregate) in transactions with third parties (unaffiliated with Berkshire Group) and in which Berkshire Group has no continuing interest and (iii) to sell certain individual assets in any calendar year not in excess of $100 million in gross proceeds provided that the price for each sold assets yields Aptco net proceeds (after all transaction costs, taxes and debt prepayment fees and expenses) equal to at least 103% of allocated acquisition cost. If DK does not sell the 10 Assets as provided in clause (ii) above within the time period contemplated by the initial business plan approved by the Board, Whitehall and Blackstone, acting together, may cause Aptco to sell such Assets during the immediately succeeding 6-month period for the prices described in clause (ii) in transactions with third parties (unaffiliated with either Whitehall or Blackstone) and in which neither Whitehall nor Blackstone have any continuing interest. If DK does not sell $100 million of assets in any calendar year as provided in clause (iii) above, during the six months following such year Whitehall and Blackstone, acting together, may cause Aptco to sell that amount of assets not sold in such year for the asset prices described in clause (iii).

         Each of the Investors will be authorized unilaterally to cause a sale of Aptco to an unaffiliated third party in a bona fide transaction (in which no Investor has a continuing interest) to the highest bidder after the fifth anniversary; provided that DK may not exercise such right until three months following such fifth anniversary; provided further that if, during such three month period DK's Employment Agreement is terminated without cause and Whitehall and Blackstone have not already exercised their right to cause a sale of Aptco then DK may exercise such right. In addition, at any time after the second anniversary, DK may cause a sale of Aptco subject to a right of first offer in favor of each of Whitehall and Blackstone (which may be exercised by either or both of Whitehall and Blackstone) and if such right of first offer is not


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exercised, DK may cause such sale at a price equal to or higher than the price offered to Whitehall and Blackstone as long as (i) the net proceeds from such sale results in a 12% per annum annually compounded IRR to each of the Investors if the sale is consummated after the third and before the fifth anniversaries of closing or a 15% per annum annually compounded IRR if the sale is consummated between the second and third anniversaries of closing (with Berkshire Group being permitted to use its own funds to allow such IRR thresholds to be achieved), and (ii) such sale is consummated with a bona fide third party (unaffiliated with Berkshire Group) within 180 days after the right of first offer is declined. If Whitehall and Blackstone each exercise the right of first offer, they shall each acquire 50% of the offered interests. Any sale to either or both of Whitehall or Blackstone may be accomplished by purchasing the ownership interests in Aptco not owned by them, rather than Aptco itself. In addition, at any time after 12/31/2002, Whitehall and Blackstone, acting together, may cause a sale of Aptco, subject to a right of first offer in favor of Berkshire Group, as long as such sale is consummated with a bona fide third party (unaffiliated with either Whitehall or Blackstone). The terms of such right of first offer shall provide that such right will be deemed to have been declined or lapsed (x) if it has not been accepted by Berkshire Group (subject to financing) within 30 days of the offer, (y) if any financing contingency set forth in the definitive sales contract shall not have expired, be waived or satisfied within 150 days of the offer, or (z) if consummation of the sale has not occurred within 180 days of the offer.

         The budget and business plan for the 1999 calendar year will be approved by each of the Investors prior to execution of the Aptco governing documents.

MANAGEMENT

         As described above, day-to-day management would be the responsibility of the Aptco management team. The acquisition of Berkshire would include Berkshire's multifamily management operations. Prior to the execution of a definitive agreement with Berkshire, the staffing, senior management and operating budget of Aptco would be discussed and agreed.

DISPOSITIONS

         The management of Aptco would develop a sale/hold/capital expenditure analysis for each asset, which would be reviewed by the Board annually. Selection of sale agents would be at the Board's discretion. Prior to closing, certain assets will be identified for sale during the first two years after closing.




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CONFIDENTIALITY

         Subject to requirements of law, Blackstone, Whitehall and Berkshire Group would each keep confidential all discussions and materials prepared and exchanged in connection with the proposed transaction. It is anticipated that a joint press release would be issued upon execution of a definitive agreement with Berkshire, and possibly earlier if required by law.

         This summary is for discussion purposes only and constitutes only a general non-binding expression of interest on the part of Blackstone, Whitehall and Berkshire Group and is not intended to, and does not, create a legally binding commitment, agreement or obligation on the part of Blackstone, Whitehall or Berkshire Group, other than the section entitled "Break-Up Fee; Cost Reimbursement" (set forth in Annex A).

EXPIRATION

         The obligation of the parties hereto shall automatically expire on the earlier of (i) March 31, 1999, if the Aptco bid is not accepted by such date by the Board of Directors of Berkshire, (ii) the date which is 210 days after the date Aptco's bid is accepted by Berkshire's Board and (iii) the date upon which Berkshire's Board definitively rejects Aptco's bid.

SUPPLEMENTARY TERMS AND CONDITIONS

         The supplementary terms and conditions set forth in Annex A hereto are incorporated by reference herein.




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